WEBUY GLOBAL LTD

October 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C., 20549

Attn: Ms. Kate Beukenkamp

Re:	WEBUY GLOBAL LTD
Registration Statement on Form F-1, as amended (File No. 333- 281605) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, WEBUY GLOBAL LTD hereby requests an acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, so that such Registration Statement will become effective at 4:30 p.m., Eastern Time, on October 11, 2024, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

WEBUY GLOBAL LTD

By:	/s/ Xue Bin
	Name:	Xue Bin
	Title:	Chief Executive Officer and Chairman